Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at January 20, 2015

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. and its wholly-owned subsidiary QTM Extraction Ltd. (collectively “Quest” or the “Corporation”) covers the year ended October 31, 2014, unless otherwise noted. It should be read in conjunction with the audited consolidated financial statements and related notes as at and for the years ended October 31, 2014 and 2013.

The audited consolidated financial statements for the years ended October 31, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2013, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

CORPORATE OVERVIEW

Quest is a Canadian exploration and evaluation company focused on the development of its important Strange Lake REE deposit in northeastern Québec and the engineering and construction of a processing facility in southern Québec.

Quest’s objective is to become a major stable global supplier of rare earth products. It has a preliminary agreement for the supply of zirconium product, and is continuing discussions with major industrial users of REE in Europe and North America. Quest is poised to establish a major new North American industrial sector of global importance, able to address the chronic Heavy Rare Earth Element and Yttrium (HREE+Y) supply deficit over a long period of time.

Exploration Strategy

The Corporation’s 2009 exploration program led to the discovery of a major new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. Quest believes Strange Lake has the potential to be one of the world’s largest and highest-grade HREE mining projects.

Strange Lake Rare Earth Mining Property, Québec

The Strange Lake mining property comprises a total of 211 claims all located in Québec. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine (Figure 1), covers an area of 9,367 hectares. During the year ended October 31, 2014, 293 claims covering 13,113 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. The project area is accessible by fixed-wing aircraft or helicopter from Schefferville, Québec, or from Nain or Happy Valley-Goose Bay, Newfoundland and Labrador. Vale’s nickel-copper mine at Voisey’s Bay is the closest mine, located approximately 125 km east of Strange Lake, on the Labrador coast. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional REE showings identified by Quest crews on the property.

Quest’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

Figure 1 – Property Location Map, George River Area Mining Properties,

Québec and Newfoundland and Labrador

Further Operational Improvements and Industry Partnerships

Quest has identified and continues to work toward the implementation of a number of additional operational improvements to the base case assumptions presented by the updated Preliminary Economic Assessment (PEA) filed in April 2014, which are intended to further reduce project capital and operating costs and increase product yields.

Strategic Business Plans

The updated PEA assumes that Quest will execute and operate all aspects of the Strange Lake project within a single corporation. However, Quest recognizes that there may be certain financial advantages to structuring the project in separate corporate entities. These entities would include a mining company, a transport and logistics company, a materials-processing company and a separation and refining company, either as wholly-owned subsidiaries of Quest or as joint ventures with industrial partners. There are a number of potential advantages to such an arrangement, including the opportunity to partner with specialized processing or transportation and logistics providers.

Process Improvements

On September 4, 2014, Quest announced the results for the production of a high purity rare earth and yttrium oxide concentrate from its new and substantially improved process flowsheet outlined in the updated PEA press release issued in April 2014 for the Strange Lake Project.

The mixed rare earth oxide was produced as part of Quest’s ongoing metallurgical testing program at SGS Mineral Services – Lakefield site (SGS), and represents the successful completion of the majority of the bench scale testing for the improved process.

Presented in Table 1 below is the analysis of the mixed oxide from SGS. The analysis was confirmed by a highly reputed third party laboratory, Activation Laboratories Ltd. The mixed oxide contained 98.4% total rare earth oxide (TREO), of which approximately 37% is heavy rare earth oxide (HREO). HREO content is a function of the HREO distribution in the mineral sample that was fed through the process. According to Quest’s production plan, higher HREO content mineralized material will be processed in the first 23 years of production, with about 45% HREO expected in the final product mix.

Table 1 – Composition of the mixed rare earth oxide produced in recent process testing (SGS Analysis)

Oxide	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3
Analysis	13.20%	30.62%	3.33%	12.00%	1.95%	0.14%	2.70%	0.55%	3.64%

Oxide	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	TREO*	LREO**	HREO***
Analysis	0.78%	2.34%	0.33%	1.82%	0.24%	24.80%	98.40%	61.10%	37.30%

(*) - Total Rare Earth Oxides (TREO+Y) include: La2O3, CeO2, Pr6O11 , Nd2O3, Sm2O3, Eu2O3 , Gd2O3, Tb4O7, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .

(**) - Light Rare Earth Oxides (LREO) include: La2O 3, CeO2, Pr6O11 , Nd2O3 and Sm2O3.

(***) - Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3, Gd2O3, Tb4O7 , Dy2O3, Ho2O3, Er2O3 , Tm2O3, Yb2O3, Lu2O3 and Y2O3.

Industry Partnerships

Quest has begun discussions aimed toward establishing an industry partnership with rare earth separation/refining companies. Quest would acquire separation technology and the related intellectual property and the partner in return would assist in the process of building the separation facility at Bécancour, Québec. The updated PEA assumes that a separation plant is built at the same time as the metallurgical plant.

It is the objective of the development team to reduce the CAPEX of the Strange Lake project to just under $1 billion through further project optimization.

In addition, the development plan is sufficiently flexible to allow for expansion of production capacity to meet future rare earth supply demand.

Process Summary

The substantially improved process flowsheet developed and tested at SGS to produce the mixed rare earth oxide concentrate, which will form the feed to the rare earth separation plant, included the following process steps:

•

Beneficiation (flotation), which reduced the mass of material treated by approximately 50%, and results in smaller process plant footprint at Bécancour and reduced energy requirements when compared to the 2013 PFS flowsheet

•

Selective sulphation roasting and leaching, which targets recovery of REE+Y to solution, with minimum recovery of impurity elements, including Al, Fe, and Zr (they mostly remain in residue). The selective sulphation process greatly reduces acid consumption and drastically improves the quality of the leach solution, leading to reduced operating costs and allows for a simplified process flowsheet

•	Impurity removal, which precipitates residual impurities from the leach solution

•	Crude concentrate precipitation, which precipitates REE+Y from the leach solution

•	Final mixed concentrate production, which includes re-leach of the crude concentrate and final purification steps before producing a high purity mixed rare earth concentrate

Beneficiation

The beneficiation process is a simple flotation circuit that operates at close to ambient temperature, and uses commercially available chemicals. Approximately 50% of mass can be rejected with rare earth recoveries of about 90%. The opportunity to raise waste rock mass rejection and potentially further decrease the size of the Bécancour Process Plant, as well as lower the logistics costs associated with transportation of flotation concentrate is currently under evaluation.

Hydrometallurgy

Quest’s improved hydrometallurgical process can produce a high purity mixed rare earth oxide without technically complex, risky and costly solvent extraction circuits. The key step in the new process is the selective thermal sulphation. By careful control of key process parameters, the recovery of REE to solution can be maximized while Al, Fe, Zr and other impurities are rendered insoluble, and the acid level of the leach solution is minimized. High levels of acid and impurities in solution represent a major technical and economic challenge for many projects. By leaving the impurities behind in the leached residue and minimizing free acid in the leach solution, the flowsheet is dramatically simplified – with reductions in acid consumption, neutralizing agent consumption, process plant footprint, energy consumption and the quantity and quality of residue for disposal. Also of note is the fact that silica in Quest’s minerals is not attacked by sulphuric acid, resulting in straightforward liquid solid separation steps.

REE recovery from flotation concentrate to leach solution is approximately 87% in the new process.

Following sulphation and water leaching, the remaining process steps include precipitation and filtration stages using customary equipment and relatively low cost reagents. Impurities are selectively precipitated from solution with minimal REE losses. A crude rare earth concentrate is produced by precipitation. The crude concentrate is then purified to produce the final mixed rare earth concentrate feed to the separation plant.

The final precipitation of the high purity mixed rare earth concentrate uses oxalic acid, which precipitates the rare earths as oxalates. The mixed rare earth oxalate is calcined to produce the high purity oxide. Options to further improve the purity of the mixed rare earth concentrate are being evaluated.

Ongoing and Future Metallurgical Programs

Quest is continuing to optimize the process flow sheet and evaluate opportunities for improvement in the beneficiation and hydrometallurgical processing stages. Ongoing and further metallurgical work includes the following:

•

Continued evaluation of sensor-based ore sorting (radiometric, photometric) at Helmholtz Institute in Freiberg, Germany (evaluating potential of sensor based ore sorting as the first step in mass reduction). Preliminary results show between 30% to 40% mass rejection with reasonable rare earth recoveries. Further process evaluation will have to be undertaken before a decision on use of this sorting technology in the final process design can be made.

•	Optimization of the flotation circuit and evaluation of reduced mass pull (which may further decrease the size of the Bécancour processing plant, and offer potential reductions in CAPEX and OPEX)

•	Mini-pilot plant operation of the hydrometallurgical circuit at SGS to confirm results of bench scale program and optimize operating parameters

•	Beneficiation piloting (for sensor based sorting and or flotation circuits)

•	Full scale integrated piloting

Sustainable Development Technology Canada

Sustainable Development Technology Canada (SDTC) is a not-for-profit foundation funded by the Government of Canada that finances and supports the development and demonstration of clean technologies which provide solutions to issues of climate change, clean air, water quality and soil, and which deliver economic, environmental and health benefits to Canadians. The Foundation reports to Parliament through the Minister of Natural Resources Canada.

Between research and commercialization lie the critical stages of development and demonstration / piloting: the points at which technologies leave the laboratory and undergo conclusive real-world testing. Traditionally, development and demonstration have suffered from a financing gap, and it is this gap that SDTC bridges.

Quest submitted a Statement of Interest to SDTC for all of its planned piloting of the process plants – a $16.2 million project of which SDTC would fund 33% or $5.4 million. This was accepted by SDTC in late November and Quest submitted its formal technical proposal to SDTC in January 2015.

Registration of the Formal Project Description in Consideration of the Environmental Impact Assessment

Project work through the period was focused on the preparation of the formal Project Description for registration for Strange Lake with the Federal, Provincial and Aboriginal environmental authorities. Prior consultation with representatives of the Ministries of the Environment was undertaken to ensure smooth progress of our application through the registration process. It is Quest’s intent to file its Project Description by or before the beginning of February 2015.

Exploration Activities

Current Work

During the fourth quarter of 2014, the Exploration team conducted a small drilling program on the Strange Lake West Zone (SLW Zone) and a small stripping program at the B Zone Deposit.

The drilling program was performed at the SLW Zone where previous drilling had intersected some pegmatite horizons. The SLW Zone is located at 1,500 m southwest of the B Zone Deposit (Figure 2). The proposed holes started southwest of SLW12002, which intersected two pegmatite horizons between 50 to 70 m depth. Based on the distribution of pegmatites at the B Zone, the SLW pegmatites resemble the leading (NW) edges of that system and therefore drilling southeast of SLW12002 may be moving toward thicker mineralization into the pegmatite system.

Boreal Drilling and Quest crews mobilized on site in late August. Initially, the camp was opened and prepared for occupancy and then a limited crew began the stripping program at the B Zone deposit.

A total of 408.0 m of drilling in four drill-holes were performed at the SLW Zone (see Figure 2 and Table 2). No samples were taken as no mineralization of interest was intersected. Only minor pegmatite veins or small sheets of less than one meter of apparent thickness were intersected.

Figure 2: Diamond Drill Hole at the SLW Zone, Location Map

Table 2: Diamond Drilling Summary at the SLW Zone, Strange Lake

HOLE-ID	Easting	Northing	Length (m)	Azimuth	Dip
SWL14004	426498	6241059	102	0	-90
SWL14005	426547	6240975	102	0	-90
SWL14006	426536	6241193	102	0	-90
SWL14007	426486	6241282	102	0	-90

Prior to the diamond drilling program another Quest crew started a mechanical stripping and washing program at the B Zone Deposit. The main goal of this program was to collect a 45-tonnes bulk sample consisting of high-grade mineralized pegmatite (50% of the material) and REE mineralized granite (50% of the material). Following several difficulties, including several mechanical breakdowns, this program was finally cancelled.

The Quest project personnel have completed an assessment report on its summer 2014 drilling program which will be filed with the Québec government authorities shortly.

As at October 31, 2014, the Corporation determined that the continued decline in the market prices of REEs and in the market capitalization of the Corporation constituted an indicator of impairment and completed an impairment assessment of its Strange Lake mining property to determine whether the carrying amount exceeded the recoverable amount. The impairment assessment included calculating the exploration and evaluation assets’ value in use based on numerous assumptions including the underlying mineral resources, production estimates, timing of construction and life of the mine, long-term prices underlying REEs, capital requirements, operating costs and operational performance, discount rates and foreign exchange rates. The results of the impairment review determined that the recoverable amount exceeded the carrying value and that the Strange Lake property was not impaired at October 31, 2014. Any changes in the economic assumptions used or the geological information produced during the development and operation of a mine, could materially affect the estimated recoverable amount of the exploration and evaluation assets, which could result in an impairment in the future and such could be material.

Future Work

The Corporation plans to conduct a Pre-feasibility study on its Strange Lake project in fiscal 2015 to confirm the existence of economically viable quantities of ore and is actively exploring financing options including a strategic partnership or off take agreements with end users and has held meetings with interested potential investors and governmental authorities.

Expenditures by Material Component

For the year ended October 31, 2014, Quest had incurred a total of $5,963,464 in exploration expenditures on the Québec Strange Lake mining property compared to $17,397,572 for the year ended October 31, 2013. The following table breaks down the capitalized expenditures by its material components.

	2014	2013
Geophysical Surveys	$540	$101,052
Geological Surveys	$206,708	$354,022
Drilling	$441,504	$88,324
Prefeasibility Studies	$3,092,877	$12,558,593
Feasibility Studies	$98,776	$763,742
Metallurgical Work	$938,984	$1,917,661
Environmental & Permitting	$537,057	$1,307,791
Project Management & Support	$294,769	—
Other	$352,249	$306,791
Total	$5,963,464	$17,397,572

Misery Lake Rare Earth Mining Property, Québec

The Misery Lake mining property consists of a single claim block comprising 170 claims located in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 8,334 hectares. During the year ended October 31, 2014, 754 claims respectively covering 36,522 hectares were allowed to lapse as the Corporation continues to focus its activities on the main area of interest on the property. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in

Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium. No further expenditures are planned on this project and, as a result, for the year ended October 31, 2014, the Corporation recorded an impairment loss of $7,106,609 on the property.

Expenditures by Material Component

For the year ended October, 2014, Quest had incurred a total of $1,158,445 in exploration expenditures on the Québec Misery Lake mining property compared to $592,602 for the year ended October 31, 2013. The following table breaks down the capitalized expenditures by its material components.

	2014	2013
Geophysical Surveys	—	$257,974
Geological Surveys	$65,887	$122,801
Drilling	$1,000,750	$72,330
Report & Write	$24,815	$39,328
Other	$66,993	$100,169

Total	$1,158,445	$592,602

Alterra - Strange Lake Option Property Agreement, Newfoundland and Labrador

On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which the Corporation had an option to acquire up to a 65% undivided working interest in 30 mining claims.

As at October 31, 2014, the Corporation had issued a total of 80,000 common shares under this agreement, had incurred a total of $751,520 in exploration expenditures and earned a 50% undivided interest.

During the year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2014 a 50:50 joint venture with Search or Alterra had not been formed. No further expenditures are planned on this project and, as a result, for the year ended October 31, 2014, the Corporation recorded an impairment loss of $909,390 on the property.

Project Evaluation and Project Development (PE&PD), Rare Metals - Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

In December 2012, Quest made a strategic decision to add new rare metals to its existing commodity project portfolio. Quest’s goal is to identify and generate new, world-class projects for molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), tantalum (Ta), germanium (Ge) and gallium (Ga). Quest has acquired several government and private geological databases for all eastern Canada. Assessment of exploration data for Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador were used to identify exploration targets for field evaluation.

Based on its ongoing review of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the year ended October 31, 2014.

At the end of October 2014, the Corporation made the decision to concentrate its activities and financial resources on the development of the Strange Lake property and discontinued its exploration and evaluation activities.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

The following table summarizes selected financial data of Quest Rare Minerals Ltd. together with its wholly-owned subsidiary QTM Extraction Ltd. (collectively the “Corporation”) for the last three fiscal years ended October 31, 2014, 2013 and 2012.

	Year ended October 31, 2014 $	Year ended October 31, 2013 $	Year ended October 31, 2012 $
Revenues	—	—	59,991
Net loss and total comprehensive loss	(10,972,714)	(3,981,889)	(4,801,245)
Basic and fully diluted net loss per share	(0.16)	(0.06)	(0.08)
Total assets	70,053,537	76,901,500	82,561,443
Total long-term financial liabilities	—	—	—
Cash dividends	—	—	—

Fiscal year ended October 31, 2014 compared with the fiscal year ended October 31, 2013

Expenses for the year ended October 31, 2014, as detailed in the Consolidated Statements of Comprehensive Loss, totaled $11,113,950 as compared to $4,336,320 for the year ended October 31, 2013.

Professional fees, investor relations and administration expenses totaled $2,929,822 (2013 – $3,356,597). The decrease of $426,775 related to the following variations:

•	Professional fees decreased by $100,531 to $480,999 (2013 – $581,530) and consisted primarily of lower legal, consulting and professional fees offset by higher accounting fees.

•

Investor relations expenses totaled $922,847 in 2014 compared to $1,483,624 for the year ended October 31, 2013. The main components of the net decrease of $560,777, as detailed in Note 8 to the consolidated financial statements, consisted of: lower salaries and other employee benefits and reduced advertising expenses, conferences costs, travel related activities and consulting expenses offset by higher printing and filing expenses and increased listing and stock transfer fees.

•

Administration expenses increased by $234,533 to $1,525,976 in 2014 from $1,291,443 in 2013. The main components of this variation, as detailed in Note 8 to the consolidated financial statements, consisted of: slightly higher salaries and other employee benefits due mainly to personnel movements in 2014; an increase in the remuneration expenses of Quest directors as a result of changes in Board members; and increased stock-based compensation costs resulting from the stock options granted in 2014 net of unvested stock option expenses cancelled as a result of their expiration or termination of the optionee. Furthermore, stock based compensation costs for 2013 of ($86,799) were due to the reversal of non-vested stock options which expired and were cancelled in 2013. Offsetting these increases were reductions in recruitment costs and the relocation of the Toronto office upon the termination of its lease.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which any exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Impairments are reviewed for potential reversals at each reporting date. During the year ended October 31, 2014, the Corporation recorded an impairment of exploration and evaluation assets of $8,184,128 related primarily to its Misery Lake mining project in Québec of $7,106,609 (2013 – nil), its Voisey’s Bay mining project in Newfoundland and Labrador of $6,689 (2013 – nil) and its Alterra-Strange Lake mining project in Newfoundland and Labrador of $909,390 (2013 – nil) and $161,440 in current year expenditures on potential projects written off as incurred.

During the year ended October 31, 2014, management revised the estimated tax credits receivable and reduced them by $2,053,383 with a corresponding increase in exploration and evaluation assets based on the eligibility of such credits. The reduction in the estimated tax credits receivable followed Revenu Québec’s assessment of the

2012 tax credit claim and related in large part to expenses incurred by the Corporation in fiscal years ended October 31, 2011, 2012 and 2013 for bench-scale testing, product testing, metallurgical testwork and pilot plant testing not being considered qualifying expenditures.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets, as detailed in Note 6 to the consolidated financial statements totaled $7,387,658 for the year ended 2014 (2013 – $18,910,197) and consisted of $7,284,606 (2013 – $18,704,468) in exploration expenses; nil (2013 – $87,607) in acquisition costs and $103,052 (2013 – $118,122) in stock-based compensation expense. In addition, the Corporation recorded a net reversal of Tax credits receivable amounting to $1,584,383 (2013 – an increase of $1,801,507) relating to these expenditures.

For the year ended October 31, 2014, finance income totaled $118,240 compared to $235,705 for the year ended October 31, 2013. The net decrease of $117,465 was as a result of a decrease in funds on deposit during the year ended October 31, 2014.

The Corporation’s cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2014, the Corporation had cash equivalents in the amount of $151,810 bearing interest at 0.80% (2013 – $5,388,467 bearing interest at 1.50%).

The Corporation has recognized its investments held for trading on the Consolidated Statements of Financial Position at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2014, the fair value of the investments held for trading was $950 compared to $1,600 as at October 31, 2013. The corresponding unrealized loss on investments held for trading was $650 (2013 – $8,150).

For the year ended October 31, 2014, the Corporation reported a consolidated net loss and total comprehensive loss of $10,972,714, as compared to a net loss of $3,981,889 for the year ended October 31, 2013. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

As a portion of the Corporation’s exploration activities are financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds. For the year ended October 31, 2014, the Corporation reversed $282,519 in premium liabilities (2013 – $126,876).

Fiscal year ended October 31, 2013 compared with the fiscal year ended October 31, 2012

Revenues totaled nil for the year ended October 31, 2013 compared to $59,991 for the year ended October 31, 2012 and consisted of operator fees earned amounting to 10% of the value of exploration and evaluation activities on the Alterra-Strange Lake Project incurred by the Corporation during the current year of the option period.

Expenses for the year ended October 31, 2013, as detailed in the Consolidated Statements of Comprehensive Loss, totaled $4,336,320 as compared to $5,727,146 for the year ended October 31, 2012.

Professional fees, investor relations and administration expenses totaled $3,356,597 (2012 – $5,307,201). The decrease of $1,950,604 related to the following variations:

•	Professional fees decreased by $49,502 to $581,530 (2012 – $631,032) and consisted primarily of lower legal and accounting fees offset by higher consulting and professional fees.

•

Investor relations expenses totaled $1,483,624 in 2013 compared to $1,987,177 for the year ended October 31, 2012. The net decrease of $503,553 related to lower investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses in 2013 combined with the listing and commencement of trading on the TSX which impacted prior year expenditures.

•

Administration expenses decreased by $1,397,549 to $1,291,443 in 2013 from $2,688,992 in 2012. The main components of this variation, as detailed in Note 8 to the consolidated financial statements, consisted of: an increase of $117,664 in salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in the remuneration of Quest directors and a decrease of $1,523,436 in stock-based compensation costs to ($86,799). The significant decrease in stock-based compensation costs was as a result of a decrease in the number of stock options granted in 2013 compared to 2012 and the reversal of non-vested stock options which expired and were cancelled in 2013.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which any exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Impairments are reviewed for potential reversals at each reporting date. During the year ended October 31, 2013, the Corporation recorded a write-down of exploration and evaluation assets of $979,723 (2012 – $419,945) related primarily to its Strange Lake project in Newfoundland and Labrador together with current year expenditures on potential projects written off as incurred.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets, as detailed in Note 6 to the consolidated financial statements totaled $18,910,197 in 2013 (2012 – $24,146,532) and consisted of $18,704,468 (2012 – $23,524,118) in exploration expenses; $87,607 (2012 – $189,447) in acquisition costs and $118,122 (2012 – $432,967) in stock-based compensation expense. In addition, the Corporation recorded tax credits receivable of $1,801,507 (2012 – $6,889,960) relating to these expenditures.

For the year ended October 31, 2013, finance income totaled $235,705 compared to $539,033 for the year ended October 31, 2012. The net decrease of $303,328 was as a result of a decrease in funds on deposit during the year ended October 31, 2013.

The Corporation has recognized its investments held for trading on the Consolidated Statements of Financial Position at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2013, the fair value of the investments held for trading was $1,600 compared to $9,750 as at October 31, 2012. The corresponding unrealized loss on investments held for trading was $8,150 (2012 – $3,450).

For the year ended October 31, 2013, the Corporation reported a consolidated net loss and total comprehensive loss of $3,981,889, as compared to a net loss of $4,801,245 for the year ended October 31, 2012, after deferred income taxes recovery of nil (2012 – $330,327). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

As a portion of the Corporation’s exploration activities are financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds. For the year ended October 31, 2013, the Corporation reversed $126,876 in premium liabilities (2012 – nil).

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2014				Year ended October 31, 2013
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Revenues	—	—	—	—	—	—	—	—
Net loss and total comprehensive loss	(8,564,044)	(725,047)	(713,915)	(969,708)	(834,250)	(1,178,527)	(1,042,041)	(927,071)
Basic and fully diluted net income (loss) per share	(0.13)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Fourth Quarter

Expenses, excluding impairment of exploration and evaluation assets, for the three-month period ended October 31, 2014 decreased by $211,939 to $584,051 (2013 – $795,990). Professional fees decreased $100,574 to $92,619 (2013 – $193,193) which related mainly to lower legal fees due to reduced activities during the quarter and the professional fees regarding the demand loan facility with Investissement Québec incurred during the fourth quarter of 2013 which did not recur in the fourth quarter of 2014; investor relations expenses decreased by $123,084 to $172,786 (2013 – $295,870) which related mainly to lower government relations and marketing and communication costs incurred during the respective quarters; and administration expenses increased by $11,719 to $318,646 (2013 – $306,927) and related mainly to higher office costs and the increase in the remuneration of Quest directors as a result of changes in Board members. Stock-based compensation which were included in administration expenses for the three-month period ended October 31, 2014 decreased by $352 to $4,607 (2013 – $4,959).

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can develop its Strange Lake ore deposit and discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The economic value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

The Corporation’s main sources of short-term and long-term funding to date have been debt and equity markets, private placements and outstanding warrants and stock options.

The Corporation’s current cash resources are insufficient to cover budgeted expenditures in fiscal 2015 and additional financing will be required to fund the Pre-feasibility study and forecast development and operating costs as detailed in note 1 to the consolidated financial statements. For fiscal 2015, the minimum spending required to keep the 211 Strange Lake mining claims in good standing will total approximately $22,000 in mining claims renewal fees. The Corporation has incurred more than sufficient exploration work to renew these mining claims.

Quest is actively exploring financing options to cover its expected expenditures for fiscal 2015 including a strategic partnership or off take agreements with end users and has held meetings with interested potential investors and governmental authorities. In the interim, Management has conducted a comprehensive rationalization of current and planned expenditures and has implemented a series of cost saving measures to reduce and control the professional fees, investor relations and administration expenses. As previously discussed, Quest has identified and continues to work toward the implementation of a number of additional operational improvements to the base case assumptions presented by the PEA filed in April 2014, which are intended to further reduce project capital and operating costs and increase product yields.

On July 17, 2014, the Corporation completed a short-form prospectus offering by issuing 11,025,485 units at a price of $0.27, for gross proceeds of $2,976,881 of which $2,150,926 was allocated to common shares and $825,955 to warrants based on relative fair value (note 10 (c)). Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles its holder to purchase one additional common share at a price of $0.40 until July 17, 2017. The units separated into common shares and warrants immediately after the closing and the warrants commenced trading on the Toronto Stock Exchange (TSX) under the stock symbol “QRM.WT”. The net proceeds from the offering were used by Quest towards a feasibility study on its Strange Lake rare earth project in northeastern Québec and for working capital.

Further, on July 17, 2014, the Corporation issued 613,008 broker compensation units, entitling holders to purchase units of the Corporation at a price of $0.27 per unit at any time until July 17, 2016. Each unit comprises one common share of the Corporation and one common share purchase warrant. Each common share purchase warrant would entitle its holder to purchase one additional common share of the Corporation at a price of $0.40 per share until July 17, 2017. The total fair value of broker compensation units was $121,989, allocated to contributed surplus.

In connection with this financing, the Corporation paid cash commissions to agents of $165,512, issued broker compensation units of $121,989 and incurred other professional fees and expenses of $737,738 for a total of $1,024,879 which has been prorated between the share capital and warrants of $740,519 and $284,360 respectively.

As at October 31, 2014 and January 20, 2015, none of the broker compensation units issued had been exercised.

On September 26, 2014, the Corporation issued 250,000 common shares at an exercise price of $0.205 per share for a total non-cash consideration of $51,250 in connection with the Fraenkel Agreement as detailed in note 7 to the consolidated financial statements.

Going Concern Uncertainty

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and evaluation stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2015 and its planned Pre-feasibility study on Strange Lake. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing. In addition, while the Corporation’s updated PEA and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Pre-feasibility study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in the years ended October 31, 2014 and 2013 of $10,972,714 and $3,981,889, respectively. These recurring losses and the need for continued financing to further successful exploration indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

Loan Facility

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013, as amended on May 5, 2014, under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. Amounts drawn down under the Loan Facility must be repaid on the earlier of November 30, 2014 or upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2014 and 2013 – 8.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at October 31, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at October 31, 2014, $4,338,793 had been drawn down pursuant to this Loan Facility (October 31, 2013 – nil). During the year ended October 31, 2014, interest expense pursuant to this Loan Facility amounted to $254,698 (2013 – nil).

The Loan Facility contains certain financial and non-financial covenants which were met as at October 31, 2014.

On November 27, 2014, the Corporation received $4,168,780 from Revenu Québec for the 2012 QRTC. The payment was made directly to Investissement Québec and applied against the Loan Facility balance. The remaining balance of the Loan Facility in the amount of $170,013 was settled in full by the Corporation on November 28, 2014. On December 4, 2014, Investissement Québec revoked the letter of credit and released all hypothecs pursuant to the Loan Facility.

Fiscal year ended October 31, 2014 compared with the fiscal year ended October 31, 2013

As at October 31, 2014, the Corporation had cash and cash equivalents of $1,281,706 (2013 – $7,269,170) and $950 (2013 – $1,600) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash which comprises most of Quest’s invested capital, presents no significant risk.

As at October 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to nil (October 31, 2013 – $1,953,855).

The Corporation has no long-term borrowings.

During the year ended October 31, 2014, the Corporation raised cash of $31,667 from the exercise of stock options (2013 – $44,250).

Fiscal year ended October 31, 2013 compared with the fiscal year ended October 31, 2012

On July 25, 2013, the Corporation completed a private placement by issuing 4,065,360 flow-through shares at a price of $0.55 per share, for gross proceeds of $2,235,948. Of the total proceeds received for the flow-through shares, $1,742,297 was allocated to common shares and $493,650 to premium liabilities.

In addition, on July 25, 2013, the Corporation issued 1,012,000 units at a price of $0.50 per unit, for gross proceeds of $506,000. Each unit is comprised of one common share and one-half of a common share purchase warrant; each whole warrant entitles its holder to purchase one additional common share at a price of $0.80 until January 25, 2015. If at any time prior to the expiry date of the warrants, the weighted average price of the Corporation’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, the Corporation may reduce the period during which the warrants may be exercised, such that the warrants will expire on the date which is 30 days after the date on which the Corporation sends a notice to warrant holders. An amount of $72,286 related to common share purchase warrants was allocated to warrants.

Further, on July 25, 2013, the Corporation also issued broker compensation options entitling the agents for the private placement to purchase a maximum of 203,094 common shares of the Corporation at a price of $0.50 until January 25, 2015. The total fair value of broker options was $71,083, allocated to contributed surplus.

In connection with the private placement, the Corporation paid cash commissions to agents of $224,996, issued broker compensation options of $71,083 and incurred other professional fees and expenses of $171,905 for a total of $467,984 which has been prorated between the share capital, warrants and premium liabilities of $371,390, $12,338 and $84,256 respectively.

During fiscal 2013, the Corporation raised cash proceeds of $44,250 (2012 – $14,000) from the exercise of stock options.

As at October 31, 2013, the Corporation had cash and cash equivalents of $7,269,170 (2012 – $22,423,970) of which $1,571,890 (2012 – nil) is restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.

Outstanding Share Data

As at January 20, 2015, there were 78,829,196 common shares, stock options in respect of 4,971,833 common shares, 325,000 deferred share units, 110,000 restricted share units and 11,531,485 warrants, 203,094 broker compensation options and 613,008 broker compensation units outstanding.

Commitments

The Corporation has leases for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $932,221 as detailed in note 11 to the consolidated financial statements.

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “SPIPB Agreement”). Under the SPIPB Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option was for a period of one year and could be extended by QTM for up to an additional three years to November 2017 in six increments of six months each. QTM could cancel this agreement at any time.

Payments made under the SPIPB Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

As at January 20, 2015, the Corporation is in the process of extending and re-negotiating the SPIPB agreement. Under the proposed changes, the Corporation will have the right to purchase a smaller parcel of land in the Bécancour Port industrial site, more suited to its updated plans for its processing facility and at a reduced price. All payments made under the SPIPB agreement, together with those under the revised agreement will be combined, offset and deducted against the eventual price of the land purchase once the new option is exercised.

On September 12, 2014, QTM entered into an option and lease agreement with 154639 Canada Inc. (the “Fraenkel Agreement”). Under the Fraenkel Agreement, QTM has the right to purchase another piece of land in the City of Bécancour to build a rare earth production facility for the ore from Strange Lake. The option is for a period of three years from March 1, 2015 and can be extended by QTM indefinitely in increments of one year each. QTM can cancel this Agreement at any time after March 1, 2016.

In consideration for the Fraenkel Agreement, Quest issued 250,000 common shares to the sole shareholder of 154639 Canada Inc.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Flow-Through Shares and Premium Liabilities

Where a portion of the Corporation’s exploration activities is financed by flow-through share arrangements, under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium liabilities associated with the sale of tax benefits when the common shares are offered. The amount allocated to share capital is based on the fair value of the common shares and the residual amount of the proceeds received from the investor for the flow-through shares is recognized as premium liabilities and the premium liabilities are reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

As at October 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to nil (October 31, 2013 – $1,571,890).

Income Taxes

As at October 31, 2014, the Corporation had non-capital loss carry-forwards of $19,331,000 (2013 – $14,331,000) and investment tax credits of $3,750,000 (2013 – $2,100,000) which are available to reduce future years’ taxable income as detailed in note 5 to the consolidated financial statements.

Related Party Transactions

All related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the year ended October 31, 2014, the total amount charged for services by directors of the Corporation and recorded in exploration and evaluation assets was $75,000 (2012 – $75,000).

During the year ended October 31, 2014, the Corporation incurred fees in the amount of $440,421 to a law firm in which an officer and director of the Parent is a partner, of which $142,699 was recorded in professional fees, $19,893 was recorded in investor relations, $248,437 was recorded in share issue costs and $29,392 was recorded in exploration and evaluation assets (2013 – $573,552, of which $234,354 was recorded in professional fees, $19,586 was recorded in investor relations, $75,399 was recorded in share issue costs and $244,213 was recorded in exploration and evaluation assets). As at October 31, 2014, an amount of $14,917 (October 31, 2013 – $52,731) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Excluding the amounts reported above, during the years ended October 31, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2014 $	2013 $
Salaries, employee benefits	799,434	717,877
Directors’ fees	223,333	215,000
Stock compensation	218,874	22,832

Total	1,241,641	955,709

Financial Instruments

The Corporation is not exposed to any significant credit risk as at October 31, 2014. The Corporation’s cash and cash equivalents are deposited with a major Canadian chartered bank and are held in highly-liquid investments.

The rates as at October 31, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% (2013 – range of 1.20%-1.50%) and 0.10% (2013 – 0.10%), respectively.

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its exploration programs. As such, the Corporation has primarily relied on the Loan Facility and the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual.

Critical Accounting Judgments and Estimates

As detailed in note 2 of consolidated financial statements, management has identified the following critical accounting estimate where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future.

Exploration and evaluation assets – Judgment and estimate

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future exploitation or sale. Such circumstances include the period for which the Corporation has the right to explore in a specific area, actual and planned expenditures, results of exploration, and whether an economically-viable operation can be established. Management judgment is applied in determining the lowest levels of exploration and evaluation assets grouping, for which there are separately identifiable cash flows (cash generating units), generally on the basis of areas of geological interest.

As at October 31, 2014, the Corporation determined that the continued decline in the market prices of REEs and in the market capitalization of the Corporation constituted an indicator of impairment and completed an impairment assessment of its Strange Lake mining property to determine whether the carrying amount exceeded the recoverable amount. The impairment assessment included calculating the exploration and evaluation assets’ value in use based on numerous assumptions including the underlying mineral resources, production estimates, timing of construction and life of the mine, long-term prices underlying REEs, capital requirements, operating costs and operational performance, discount rates and foreign exchange rates. The results of the impairment review determined that the recoverable amount exceeded the carrying value and that the Strange Lake property was not impaired at October 31, 2014. Any changes in the economic assumptions used or the geological information produced during the development and operation of a mine, could materially affect the estimated recoverable amount of the exploration and evaluation assets, which could result in an impairment in the future and such could be material.

With respect to its Misery Lake mining property, no further expenditures are planned on this project and, as a result, for the year ended October 31, 2014, the Corporation recorded an impairment loss of $7,106,609 on the property.

During the year ended October, 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed. As at October 31, 2014 a 50:50 joint venture with Search or Alterra had not been formed. No further expenditures are planned on this project and, as a result, for the year ended October 31, 2014, the Corporation recorded an impairment loss of $909,390 on the property.

Valuation of refundable tax credits and mining duties credits – Judgment

The Corporation is entitled to refundable tax credits and mining duties credits on qualified mining exploration expenses incurred in the province of Québec. Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized.

Share-based remuneration expense – Estimate

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures. The expected life of the option is based on historical data. The expected volatility is based on the historical volatility of comparable companies, over the period of the expected life of the stock option. These estimates may not necessarily be indicative of future actual patterns.

Changes in Significant Accounting Policies

The Corporation’s significant accounting policies are disclosed under the note 4 to the consolidated financial statements for the year ended October 31, 2014. During the year ended October 31, 2014, the Corporation adopted new IFRS standards noted below:

IFRS 10, Consolidated Financial Statements

The IASB issued a new standard, IFRS 10, Consolidated Financial Statements (IFRS 10), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 effective November 1, 2013, which was applied retrospectively. The adoption of IFRS 10 did not have an impact on the Corporation’s consolidated financial statements.

IFRS 11, Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (IFRS 11), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities – Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint ventures and the classification determines the accounting treatment. The Corporation adopted IFRS 11 effective November 1, 2013, which was applied retrospectively. The adoption of IFRS 11 did not have an impact on the Corporation’s consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The Corporation adopted IFRS 12 effective November 1, 2013, which was applied retrospectively. The adoption of IFRS 12 did not have an impact on the Corporation’s consolidated financial statements.

IFRS 13, Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (IFRS 13), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all IFRS that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Corporation adopted IFRS 13 effective November 1, 2013, which was applied retrospectively. The Corporation determined that this new standard has no significant accounting impact on the Corporation given the Corporation’s existing assets and liabilities to which fair value accounting applies.

IFRS 2, Share-based Payment

In the second quarter of calendar 2014, the IASB issued Amendments to IFRS 2, Share-based Payment. The amendments changed the definitions of “vesting condition” and “market condition” in the Standard, and added definitions for “performance condition” and “service condition”. It also clarified that any failure to complete a specified service period, even due to the termination of an employee’s employment or a voluntary departure, would result in a failure to satisfy a service condition. This would result in the reversal, in the current period, of compensation expense previously recorded reflecting the fact that the employee failed to complete a specified service condition. These amendments are effective for transactions with a grant date on or after July 1, 2014. The amendment did not have a significant impact on the Corporation’s consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (IAS 28), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Company adopted IAS 28 effective November 1, 2013 which was applied retrospectively. The adoption of the revised IAS 28 did not have an impact on the Corporation’s consolidated financial statements.

The following pronouncements are issued but not yet effective for the year ended October 31, 2014:

IFRS 9 Financial Instruments

The final version of IFRS 9, Financial instruments (IFRS 9) was issued by the IASB in July 2014 which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: recognition and measurement (IAS 39). The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for the Corporation on November 1, 2018. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The Corporation is currently evaluating the impact of this standard and amendments on its consolidated financial statements.

Amendments to IAS 36 Impairment of Assets

IAS 36, Impairment of Assets (IAS 36) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. This amendment to IAS 36 will be effective for the Corporation on November 1, 2014 and must be applied retrospectively. The adoption of this amendment is expected to have no impact on the Corporation’s consolidated financial statements.

IFRIC 21 Levies

IFRIC 21, Levies (IFRIC 21) was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for the Corporation on November 1, 2014 and must be applied retrospectively. The Corporation is currently evaluating the impact of the amendments on its consolidated financial statements.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 will be effective for the Corporation on November 1, 2014 and must be applied retrospectively. The Corporation is currently evaluating the impact of the amendment on its consolidated financial statements.

Risk Factors

Resource exploration and development is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; (v) technological risks and changes and (vi) securing sufficient financing to commercialize the project. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through future exploitation or sale. Such circumstances include the period for which the Corporation has the right to explore in a specific area, actual and planned expenditures, results of exploration, whether an economically-viable operation can be established and significant negative industry or economic trends. Management judgment is also applied in determining the lowest levels of exploration and evaluation assets grouping, for which there are separately identifiable cash flows (cash generating units), generally on the basis of areas of geological interest.

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2015 and its planned Pre-feasibility study on Strange Lake. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing.

Reference is made to the section of the Corporation’s 2014 Annual Information Form and Short Form Prospectus in July 2014 entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2014. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2014 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2014 using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2014.

There have been no changes in the Corporation’s design of internal controls over financial reporting during the quarter ended October 31, 2014 that materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.